February 14, 2011

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Brian Cascio, Accounting Branch Chief

RE:	Camtek Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed June 7, 2010 File No. 000-30664

Dear Sir:

In connection with your letters, dated December 28, 2010 and February 7, 2011, to Mira Rosenzweig, Chief Financial Officer of Camtek Ltd. (“Camtek” or the “Company”), we are providing the following responses to the comments made by the Staff of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from the February 7, 2011 letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for the fiscal year ended December 31, 2009

Item 15T, Controls and Procedures, page 77

1.
We acknowledge your response to prior comment 6. In future filings please provide enhanced disclosure of the U.S. GAAP and SEC reporting knowledge of the people involved in your financial reporting process. In addition, please disclose your use of, including the nature and extent of involvement, a third party for assistance with your evaluation and assessment of internal controls over financial reporting.

Response:

In future filings we shall provide enhanced disclosure of the U.S. GAAP and SEC reporting knowledge of the people involved in our financial reporting process in response to Item 15(a)(2) of Form 20-F. We shall also disclose in that response our use of, including the nature and extent of involvement, a third party for assistance with our evaluation and assessment of internal controls over financial reporting.

C a m t e k    L t d. ▪ Ramat Gavriel, Ha’arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ▪ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ▪ Web site: http://www.camtek.co.il

Notes to the Financial Statements, page F-9

Note 1 – General, page F-9

2.	We refer to your response to prior comment 9. In future filings, please describe the reasons for material changes in ownership of Priortech, such as those described in your response.

Response:

In future filings we shall describe the reasons for any material changes in ownership of Priortech.

3.
In a related matter, please tell us whether you have granted any additional options to third parties to purchase Camtek shares. With a view toward future disclosure, please tell us the nature of the transaction, provide material terms, and describe how you are accounting for the options.

Response:

In our response to prior comment 9, we referred to grants of options by Priortech to third parties in connection with dispositions by Priortech of our shares.  Camtek itself has not granted options to third parties, except to employees as stock-based compensation.

Note 2 – Significant Accounting Policies, page F-10

G. Inventories, page F-11

4.
We acknowledge your response to our prior comment 15. In future filings, please consider enhancing your long-term inventory discussion by including a disclosure similar to your response beginning “The Company’s policy is to keep components to…”

Response:

In future filings we shall consider changing the long-term inventory discussion to include the Company’s policy regarding long term components.

C a m t e k    L t d. ▪ Ramat Gavriel, Ha’arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ▪ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ▪ Web site: http://www.camtek.co.il

Note 15 – Commitments and Contingencies, page F-27

5.
We refer to your response to our prior comment 18. In future filings, to the extent you are unable to provide a range of loss for each of the litigation matters, consistent with FASB ASC 450, please indicate that any amount not accrued is not expected to be material to the financial statements or the reason that you are unable to provide an estimate.

Response:

In future filings to the extent we are unable to provide a range of loss for each of the litigation matters, consistent with FASB ASC 450, we shall indicate that any amount not accrued is not expected to be material to the financial statements or the reason that we are unable to provide an estimate.

Should you have any further questions on the above, please do not hesitate to contact me at +972-4-6048308.

Sincerely,
/s/ Mira Rosenzweig
Mira Rosenzweig
Chief Financial Officer.

cc: Ms. Leigh Ann Schultz

C a m t e k    L t d. ▪ Ramat Gavriel, Ha’arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ▪ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ▪ Web site: http://www.camtek.co.il